Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
investors@rrsat.com	info@gkir.com

For Immediate Release

RRSAT COMPLETES ACQUISITION OF SATELLITE BUSINESS OF BEZEQ

OMER, Israel – November 4, 2008 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has completed the acquisition of the satellite business of Bezeq, The Israel Telecommunications Corp. Limited, for approximately $15 million in cash. The closing of the acquisition previously announced in March 2008 follows receipt of necessary regulatory approvals and completion of other customary closing conditions.

RRsat acquired all the property and assets of Bezeq’s Israeli Emek Ha’ela Teleport, which includes approximately 26.5 acres of land, as well as the business units of BezeqSat and ‘711'. The BezeqSat unit is Bezeq’s distribution center and provides services to TV and radio channels. The ‘711’ unit provides global satellite communication services, serving as a primary distribution center for Inmarsat, a global provider of satellite services. As part of the transaction, RRsat has assumed Bezeq’s existing satellite business and customer contracts.

RRsat believes that the acquisition will have an immaterial impact on the Company’s fourth quarter 2008 financial results.

“The acquisition of Bezeq’s satellite business serves as a strategic milestone in our goal to build one of the world’s leading content management and distribution companies. The broad infrastructure capabilities of the Emek Ha’ela teleport, paired with the Company’s unique content management, distribution and playout services, will be instrumental for our long term growth strategy. Furthermore, this acquisition will enable us to further expand our addressable markets to cover new regions and services,” commented David Rivel, Founder and CEO of RRsat.

Mr. Rivel added, “This milestone was achieved primarily due to the long term dedication and commitment of our management and employees. Together we will work to leverage and benefit from the synergies inherent in these businesses to drive growth and execution forward.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 425 television and radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

Safe Harbor Statement

        This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) our ability to successfully integrate the acquired assets, (ii) the growth of our business, (iii) our expectation to expand our client base and sell additional services to our existing client base, and (iv) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release.The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2007 and our Current Reports on Form 6-K.